

June 3, 2023

Brendan Wallace
Chief Executive Officer
Fifth Wall Acquisition Corp. III
1 Little West 12th Street
4th Floor
New York, NY 10014

> **Re: Fifth Wall Acquisition Corp. III**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 11, 2023**
> **File No. 333-269231**

Dear Brendan Wallace:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed May 11, 2023

Q. What equity stake will current FWAC shareholders and MIC common stockholders hold..., page 31

1.   We note your response to comment 1, including your disclosure that the New MIC warrant may be exercised by Color Up, the sole holder, immediately following the closing of the merger; and that Color Up has informed MIC that it currently does not expect to exercise the New MIC warrant in connection with the closing of the merger. However, we also note disclosure regarding the sources and uses of funds for the merger on pages 241-242 that appears to assume an additional $20 million in New MIC common warrants, which amount appears to correspond to the exercise of the MIC common stock warrant (to

be assumed by New MIC in the merger) described on page 394. Please revise or advise to explain this discrepancy.

Exhibits

2.   We acknowledge the revised opinions from counsel. However, we note that each revised opinion states that the opinions are subject to the assumptions and qualifications set forth in the section titled "U.S. Federal Income Tax Considerations," and that such section contains inappropriate assumptions. For example, the opinion set forth in Exhibit 8.1 opines that the Domestication will qualify as a "reorganization" within the meaning of section 368(a)(l)(F) of the Code, but the referenced section in the registration statement refers to an assumption that the domestication qualifies as such a reorganization. The opinion in Exhibit 8.2 opines that the mergers will qualify as a reorganization described in Section 368(a) of the Code, but the referenced section in the filing also refers to an assumption that the merger qualifies as a reorganization. Accordingly, please revise the referenced section of the registration statement to remove all such inappropriate assumptions, or have counsel further revise the opinions to not reference such assumptions.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Evan M. D'Amico